United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 11-K
__________________________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended: December 31, 2023

OR
[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______ to ______
Commission File Number 1-7107
 __________________________________

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN

 LOUISIANA-PACIFIC CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	1-7107	93-0609074
(State or other jurisdiction of incorporation or organization)	Commission File Number	(IRS Employer Identification No.)
1610 West End Ave., Suite 200, Nashville, TN 37203
(Address of principal executive offices) (Zip Code)
Registrant’s telephone number, including area code: (615) 986-5600
 __________________________________

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN
TABLE OF CONTENTS

Page
Reports of Independent Registered Public Accounting Firms	1

Financial Statements as of and for the Years Ended December 31, 2023 and 2022:
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	4

Supplemental Schedule as of December 31, 2023:
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)	9

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibits	10

Signature Page	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Finance and Audit Committee of Louisiana-Pacific Corporation and Plan Participants of the Louisiana-Pacific 401k and Profit Sharing Plan:
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Louisiana-Pacific 401k and Profit Sharing Plan (the “Plan”) as of December 31, 2023, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ LBMC, PC
We have served as the Plan’s auditor since 2024.
Brentwood, Tennessee
June 25, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants of the Louisiana-Pacific 401(k) and Profit Sharing Plan and the Finance and Audit Committee of Louisiana-Pacific Corporation:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Louisiana‑Pacific 401(k) and Profit‑Sharing Plan (the Plan) as of December 31, 2022, and the related statements of changes in net assets available for benefits for the year then ended, and the related notes and supplemental schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ FRAZIER & DEETER, LLC
We served as the Plan’s auditor from 2014 to 2023.
Nashville, TN
June 27, 2023, except for Note 3, as to which the date is June 25, 2024

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
Dollar amounts in thousands
	As of December 31,
	2023	2022

ASSETS:

Investments - at fair value:
Mutual funds	$127,736	$100,923
Collective trust funds	297,133	247,879
Louisiana-Pacific Corporation common stock	38,967	34,969
Stable Value Fund	47,125	56,706
Total investments	510,960	440,477

Receivables:
Notes receivable from participants	7,836	6,380
Employer contributions	3,601	11,987
Total receivables	11,437	18,367

Total assets	522,397	458,844

LIABILITIES:
Accrued administrative expenses	85	92

Total liabilities	85	92

NET ASSETS AVAILABLE FOR BENEFITS	$522,311	$458,752

See notes to financial statements.

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Dollar amounts in thousands
	For Years Ended December 31,
	2023	2022

ADDITIONS:
Contributions:
Employer contributions	$16,105	$22,920
Participant contributions	22,127	31,160
Total contributions	38,232	54,080

Investment income (loss):
Dividend and interest income	6,658	5,940
Net appreciation (depreciation) in fair value of investments
(including realized gains and losses)	73,371	(100,285)
Other income (loss)	143	(48)
Net investment income (loss)	80,171	(94,393)

Interest income on notes receivable from participants	427	314

Total additions	118,830	(39,999)

DEDUCTIONS:
Administrative expenses	752	808
Benefits paid to participants	54,519	56,006
Total deductions	55,271	56,814

NET INCREASE (DECREASE)	63,559	(96,813)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	458,752	555,565

End of year	$522,311	$458,752

See notes to financial statements.

4

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
1.    DESCRIPTION OF PLAN
The following description of the Louisiana-Pacific ("LP") 401(k) and Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for detailed information. All dollar amounts are shown in thousands except share amounts.
General - The Plan was initially adopted in 2000 and amended and restated effective December 27, 2023. The Plan is a defined contribution plan covering all U.S. salaried and hourly employees of Louisiana-Pacific Corporation (the “Company” or “LP”), except those members of a collective bargaining unit, certain temporary or leased employees, and nonresident aliens who receive no U.S. source income. The Plan is designed to comply with applicable provisions of the Internal Revenue Code (the “IRC”) and the Employee Retirement Income Security Act of 1974 ("ERISA") as amended. Any employee noted above may become a participant immediately upon hire. The Plan is administered by an administrative committee (the “Plan Administrator”) comprised of a minimum of three members appointed by LP.
Contributions - Contributions to the Plan include (i) compensation reduction contributions authorized by participants, (ii) non-discretionary matching contributions made by LP, (iii) discretionary profit-sharing contributions made by LP, and (iv) participant rollovers from other qualified plans or conduit Individual Retirement Arrangements.
Participants may elect to contribute a pre-tax and/or Roth percentage of their compensation to the Plan each year, subject to limitations, as defined in the Plan document and set by the IRC. Pre-tax contributions are excluded from the participant's taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan or elect a different percentage for their contribution. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in an age-appropriate target fund until changed by the participant. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.
LP matches contributions at 100% of the first 4% and 50% of the next 2% of eligible compensation deferred. LP can also make a discretionary profit sharing contribution. During the year ended December 31, 2023 and 2022, discretionary profit-sharing contributions were $4,610 and $10,720, respectively. Participants may direct the investment of their contributions and the employer contributions into various investment options offered by the Plan. Participants must be employed on the last day of the Plan year to receive profit-sharing contributions.
Participant Accounts - Individual accounts are maintained for each participant of the Plan. Each participant's account is credited with the participant's contribution, the Company's non-discretionary matching contribution, and allocations of the Company's discretionary profit sharing contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined by the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investments - Participants direct the investment of their contributions into various investment options offered by the Plan.
Vesting - Participants are immediately 100% vested in their own contributions.
A participant shall become fully vested in employer contributions to the Plan upon the first of the following events to occur while employed by LP:
•Completion of three years of service for the profit-sharing contributions
•Completion of two years of service for the matching contributions

•Death
•Attainment of age 65
Payment of Benefits - Participants become eligible upon the occurrence of any one of the following:
•Normal retirement of the participant at age 65
•Death of the participant
•Termination of employment
•Age 59 1/2 (distribution restricted to pre-tax elective account and Roth elective account)
On termination of service, a participant may generally elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installment payments. If the participant has an account balance less than $1,000, installment payments or partial distributions are not permitted, and distribution to a participant or beneficiary will be made in a lump-sum or distributed to an IRA.
Notes Receivable from Participants - Participants may borrow from their fund accounts up to a maximum of $50 or 50% of their vested account balance, whichever is less, for a period of no more than four years. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with the prime rate plus 1% at the time funds are borrowed as determined by the Plan Administrator. At December 31, 2023, interest rates range from 4.25% to 9.50%. Principal and interest are paid ratably through payroll deductions or as a lump-sum for the outstanding loan balance.
Hardship Withdrawals - No amounts may be withdrawn from a salary deferral account before a participant terminates employment with LP or attains the age of 59 1/2, except by reason of financial hardship.
Forfeited Accounts - When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account, as defined by the Plan, represents a forfeiture. Forfeitures may be used to pay Plan expenses or be used to offset the amount LP would have otherwise contributed to the Plan. At December 31, 2023 and 2022, forfeited non-vested accounts totaled $480 and $266, respectively. These forfeitures will be used to reduce future employer contributions and/or pay Plan administrative expenses. During the years ended December 31, 2023 and 2022, employer contributions were reduced by $662 and $616 from forfeited non-vested accounts, respectively.
Administrative Expenses - Certain administrative expenses of the Plan are paid by the Plan as provided in the Plan document. Participants with more than one year of service are assessed a quarterly fee to offset Plan expenses. During the years ended December 31, 2023 and 2022, administrative expenses of $413 and $395, respectively, were paid by participants. Investment income is reported net of management fees and operating expenses.
Reclassification - The 2022 presentation of investments in the stable value fund, which presented and disclosed such investments at contract value, was revised in the 2023 presentation to reflect these investments at net asset value as a practical expedient to estimate fair value. The revision had no effect on the Plan’s net assets available for benefits as of December 31, 2022
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan utilizes various investment securities, including common stock, mutual funds, collective trust funds, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following is a description of the valuation methodologies used for assets measured at fair value:
Common Stock - LP's common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year.
Mutual Funds - Shares of mutual funds held by the Plan at year-end are valued at current quoted market prices.
Collective Trust Funds - Collective trusts are valued at the underlying investments’ net asset value at the close of the day multiplied by the number of shares in the fund.
Stable Value Fund - The stable value fund valued using the NAV, as provided by the administrator of the fund. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund (including guaranteed investment contracts issued by insurance companies, synthetic wrap contracts, and cash and cash equivalents), less its liabilities, and then divided by the number of shares outstanding. This practical expedient is not used when it is determined to be probable that the fund will sell the investments for an amount different than the reported NAV. Trusts participating in the fund are subject to restriction on withdrawals from the fund. Withdrawals needed for benefit payments and loan advances of participating employee benefit plans are generally permitted daily. Withdrawals for other purposes require twelve-month or thirty-month advance notice to the fund.
Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from sales of investments are recorded on the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. There were no changes in valuation methodologies during the years ended December 31, 2023 and 2022.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based upon the terms of the Plan document.
Payment of Benefits - Benefit payments are recorded when disbursed.
3.    FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2023.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Total
Common stock — LP	$38,967	$—	$38,967
Mutual funds	127,736	—	127,736
Collective trust funds	—	297,133	297,133
Total assets, at fair value	$166,703	$297,133	$463,836
Stable value fund*	—	—	47,125
Total assets	$166,703	$297,133	$510,960

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2022.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Total
Common stock — LP	$34,969	$—	$34,969
Mutual funds	100,923	—	100,923
Collective trust funds:	—	247,879	247,879
Total assets, at fair value	$135,892	$247,879	$383,771
Stable value fund*	—	—	56,706
Total assets	$135,892	$247,879	$440,477
*The Stable Value Fund is measured at fair value in the tables above using the NAV per share (or its equivalent) practical expedient and has not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy table to the amounts presented in the Statements of Net Assets Available for Benefits.
4.    PLAN TERMINATION
Although it has not expressed any intention to do so, LP reserves the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested, and the interest of each participant in the Plan will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan's terms and the IRC. Upon termination of the Plan, the Plan Administrator shall pay all liabilities and expenses of the Plan.
5.    ADMINISTRATION OF PLAN ASSETS
As of December 31, 2023 and 2022, the assets of the Plan are managed by the T. Rowe Price Trust Company (T. Rowe Price), who invests cash received, dividends and interest income, and makes distributions to participants. T. Rowe Price also administers the receipt of principal and interest on the participant loans outstanding.
6.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of LP common stock and registered investment funds managed by T. Rowe Price. LP is the Plan sponsor and T. Rowe Price is the trustee and record keeper, as defined by the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.
At December 31, 2023 and 2022, the Plan held 550,146 and 590,692 shares, respectively, of LP common stock, the sponsoring employer, with a fair value of $38,967 and $34,969. During the years ended December 31, 2023 and 2022, there was dividend income of $547 and $541, respectively, from LP common stock.

7.     FEDERAL INCOME TAX STATUS
The Plan was amended on January 1, 2022, to adopt a prototype non-standardized Plan document sponsored by T. Rowe Price, who received an opinion letter from the IRS dated August 2020, which states that the prototype plan is qualified under the appropriate sections of the IRC. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes the Plan continues to be qualified.
The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements as of December 31, 2023 and 2022. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

SUPPLEMENTAL SCHEDULE

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN
EMPLOYER IDENTIFICATION NUMBER: 93-0609074 PLAN NUMBER: 040
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
Dollar amounts in thousands
(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost **	(e) Current Value
	U.S Treasury Money Fund	Mutual Funds - Domestic Stocks		$2,588
	DFA U.S. Small Cap Institutional Fund	Mutual Funds - Domestic Stocks		11,302
*	T. Rowe Price Growth Stock Fund	Mutual Funds - Domestic Stocks		37,992
*	T. Rowe Price Mid-Cap Growth Fund	Mutual Funds - Domestic Stocks		17,901
*	T. Rowe Price Mid-Cap Value Fund	Mutual Funds - Domestic Stocks		10,615
	Vanguard Institutional Index	Mutual Funds - Domestic Stocks		31,663
	Vanguard Total Bond Index Adm	Mutual Funds - Fixed Income		3,322
	Met West Total Return Bond I	Mutual Funds - Fixed Income		6,032
	State Street Real Asset NL C	Collective Trust		847
	Vanguard Ttl International Stock Index Inst	Mutual Funds - International Stocks		4,567
*	T. Rowe Price Retirement 2005 Fund	Collective Trust		654
*	T. Rowe Price Retirement 2010 Fund	Collective Trust		3,230
*	T. Rowe Price Retirement 2015 Fund	Collective Trust		2,031
*	T. Rowe Price Retirement 2020 Fund	Collective Trust		25,633
*	T. Rowe Price Retirement 2025 Fund	Collective Trust		23,319
*	T. Rowe Price Retirement 2030 Fund	Collective Trust		64,515
*	T. Rowe Price Retirement 2035 Fund	Collective Trust		34,545
*	T. Rowe Price Retirement 2040 Fund	Collective Trust		51,599
*	T. Rowe Price Retirement 2045 Fund	Collective Trust		20,438
*	T. Rowe Price Retirement 2050 Fund	Collective Trust		18,877
*	T. Rowe Price Retirement 2055 Fund	Collective Trust		24,162
*	T. Rowe Price Retirement 2060 Fund	Collective Trust		12,206
*	T. Rowe Price Retirement 2065 Fund	Collective Trust		3,641
	Vanguard Inflation-Protected Bond	Mutual Funds - Fixed Income		1,755
*	T. Rowe Price Stable Value Fund	Stable Value		47,125
*	Louisiana-Pacific Corporation	Common stock		38,967
	Boston Partners Large Cap Value Equity	Collective Trust		6,513
	MFS International Growth Fund	Collective Trust		4,922
*	Participant loans	Notes receivable from participants (interest rates between 4.25% and 9.50% maturing between 2024 and 2028)		7,836
				518,796
*Party-in-interest
** Cost information is not required for participant-directed investments and, therefore, is not included.

EXHIBIT INDEX

23.1	Consent of LBMC, PC
23.2	Consent of FD, LLC

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LOUISIANA-PACIFIC 401(k) AND PROFIT SHARING PLAN

By:	/s/ DEREK N. DOYLE
Derek N. Doyle
Vice President, Controller and Chief Accounting Officer

Date: June 25, 2024